EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT
     The following lists the subsidiaries of Allegheny Technologies Incorporated, excluding those subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary. The subsidiaries listed are all wholly owned, either directly or indirectly.

Name of Subsidiary	State or Country of Incorporation

ATI Funding Corporation	Delaware

Allegheny Ludlum Corporation	Pennsylvania

TDY Holdings LLC	Delaware

TDY Industries, Inc.	California

ALC Funding Corporation	Delaware